BIMI International medical inc. (NASDAQ: BIMI)

April 24, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Nasreen Mohammed

Re:	BIMI International Medical Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021
Response dated February 23, 2023
File No.: 001-34890

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated March 20, 2023 in which the staff of the Division of Corporation Finance (the “Staff”) provided further comments to our response dated February 23, 2023 to the Staff’s comments with respect to the Amendment No. 1 to the Form 10-K we filed on August 31, 2022.

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response.

Response dated February 23, 2023

General

1.	We note your response to prior comment 8, including Appendix A. In your proposed disclosure, you state that you rely on the opinion of your PRC counsel, Chongqing Jiumujinyang (Jiulongpo) Law Firm, regarding whether you or your subsidiaries are subject to the permission requirements of the CAC. Clarify whether counsel is also opining as to the approval requirements of the CSRC, as your disclosure on page 10 of your amended Annual Report file August 31, 2022 seems to suggest. In future filings, please file the consent of your PRC legal counsel as an exhibit.

Yes, counsel is also opining as to the approval requirements of the CSRC, as the disclosure on page 10 of our amended Annual Report filed on August 31, 2022 indicated.

In future filings, we will file the consent of our PRC legal counsel as an exhibit.

If you have any further questions, please do not hesitate to contact our counsel, Ms. Pang Zhang -Whitaker of Carter Ledyard & Milburn LLP at 212-238-8844.

Very truly yours,

BIMI International Medical Inc.

By:	/s/ Tiewi Song
Chief Executive Officer